FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For August 22, 2014

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Quarter 2015 Results

-  Company Announces First Quarter Cash Dividend of $0.05 Per Share

FOR IMMEDIATE RELEASE

MACAO (August 22, 2014) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2014.

Net sales for the first quarter ended June 30, 2014 were $8.9 million, a decrease of 19.7% compared to net sales of $11.1 million for the same quarter ended June 30, 2013. Net sales decreased by 22.9% to $4.5 million in the Company’s plastic segment and decreased by 16.3% to $4.4 million in the electronic and metallic segment. The operating loss in the first quarter was $0.8 million, compared to an operating loss of $1.4 million for the same quarter of fiscal 2014.

Total gross margin increased to 9.7% in the first quarter ended June 30, 2014 compared to 7.0% in the same quarter last year.  Gross profit margin in the plastic segment increased to 14.7% of net sales for the first quarter of fiscal 2015 compared to 8.7% of net sales for the same quarter of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to decreases in labor cost resulting from reduction in headcount, and in factory overheads as a percentage of sales. Gross profit margin in the electronic and metallic segment decreased slightly to 4.7% of net sales for the first quarter ended June 30, 2014 compared to 5.0% of net sales for the year-ago quarter.  The decrease in gross profit and margin in the electronic and metallic segment was mainly attributed to increase in labor costs as a percentage of sales, resulting from more allowances paid.

Non-operating income was $888,000 for the quarter ended June 30, 2014 as compared to non-operating expense of $250,000 for the year-ago quarter.  The increase of non-operating income is mainly attributable to increases of $938,000 in unrealized gain on revaluation of marketable securities and of $203,000 in rental income, as compared to the year-ago quarter.

The Company reported a net income of $0.01 million for the first quarter ended June 30, 2014 compared to a net loss of $1.7 million for the quarter ended June 30, 2013.  Deswell reported a basic and diluted income per share of $0.001 for the first quarter of fiscal 2015 (based on 16,257,000 and 16,257,000 weighted average shares outstanding, respectively) compared to a basic and diluted loss per share of ($0.11) (based on 16,289,000 and 16,289,000 weighted average shares outstanding, respectively) for the quarter ended June 30, 2013.

The Company's financial position remained strong at the end of the first quarter of fiscal year 2014, with $21.6 million in cash and cash equivalents at June 30, 2014, compared to $23.3 million at June 30, 2013.  Working capital as of June 30, 2014 and June 30, 2013 remained at a total of $50.9 million.  Furthermore, the Company has no long-term or short-term borrowings as of June 30, 2014.

Edward So, Chief Executive Officer of Deswell Industries, state, “We endeavor to maintain tight control on our spending and to improve the efficiency of our production. This resulted a significant decrease of 24% in SG&A expenses for the first quarter of fiscal year 2015. Also, we were able to realize $203,000 in the quarter from renting idle space that we have identified after streamlining our production cycle.”

Mr. So continued, “Our marketing team and engineering team are exploring OEM/ODM opportunities for certain new products, such as wireless audio streaming products, digital video products, and electronic accessories for smartphones.  We expect these products will contribute reasonable profit margins upon their successful development and launch to the market.”

First Quarter Dividends
The Company also announced that on August 22, 2014 its board of directors declared a cash dividend of $0.05 per share for the fiscal first quarter ended June 30, 2014.  The dividends will be payable on September 24, 2014 to shareholders of record as of September 2, 2014.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd., Lenbrook Industries, Ltd. and Loud Technologies, Inc.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	June 30,	March 31,
	2014	2014
ASSETS	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	$21,555	$23,278
Fixed deposits maturing over three months	11,304	11,258
Marketable securities (note 2)	5,765	5,303
Available-for-sale securities (note 2)	1,696	1,643
Accounts receivable, net	9,918	7,926
Inventories (note 4)	10,908	11,012
Prepaid expenses and other current assets	1,578	1,474
Total current assets	62,724	61,894
Property, plant and equipment - net	38,014	38,742
Total assets	$100,738	$100,636

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$2,948	$2,665
Accrued payroll and employee benefits	4,242	4,391
Customer deposits	2,422	1,780
Other accrued liabilities	1,237	1,237
Income taxes payable	288	262
Deferred income tax liabilities	727	691
Total current liabilities	11,864	11,026

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of June 30, 2014 and March 31, 2013 - 16,056,239;	53,063	53,063

Additional paid-in capital	5,293	5,293
Accumulated other comprehensive income	5,398	5,345
Retained earnings	25,120	25,909

Total shareholders' equity	88,874	89,610
Total liabilities and shareholders' equity	$100,738	$100,636

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended	Quarter ended
	June 30,	June 30,
	2014	2013

Net sales	$8,924	$11,120
Cost of sales	8,059	10,347
Gross profit	865	773
Selling, general and administrative expenses	1,953	2,579
Other income, net	275	414
Operating loss	(813)	(1,392)
Non-operating income (loss), net	888	(250)
Income (Loss) before income taxes	75	(1,642)
Income taxes	61	78
Net income (loss) attributable to Deswell Industries, Inc.	$14	$(1,720)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	$53	$(112)
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$67	$(1,832)

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income (loss) per share	$0.001	$(0.11)
Weighted average common shares outstanding		.
shares (in thousands)	16,257	16,289

Diluted:
Net income (loss) per share	$0.001	$(0.11)
Weighted average number of shares
outstanding (in thousands)	16,257	16,289

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Quarter ended	Quarter ended
	June 30,	June 30,
	2014	2013
Cash flows from operating activities :
Net income (loss)	$14	$(1,720)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	749	979
(Reversal of) provision for doubtful accounts	(58)	(23)
Allowances for obsolete inventories	53	169
Gain on disposal of property, plant and equip	(169)	(118)
Unrealized holding (gain) loss on marketable securities	(462)	481
Deferred tax	36	44
Changes in operating assets and liabilities :
Accounts receivable	(1,934)	(2,181)
Inventories	51	(520)
Prepaid expenses and other current assets	(104)	(167)
Accounts payable	283	1,627
Accrued payroll and employee benefits	(149)	204
Customer deposits	642	(70)
Other accrued liabilities	-	136
Income taxes payable	26	37
Net cash used in operating activities	(1,022)	(1,122)

Cash flows from investing activities
Purchase of property, plant and equipment	(114)	(35)
Proceeds from disposal of property, plant and equipment,	262	192
Purchase of marketable securities	-	-
Increase in fixed deposits maturing over three months	(46)	(1,194)
Net cash provided by (used in) investing activities	102	(1,037)

Cash flows from financing activities
Dividends paid	(803)	-
Exercise of stock options	-	11
Purchase of Common stock	-	(422)
Net cash used in financing activities	(803)	(411)
Cash effect of exchange rate changes	-	-
Net increase (decrease) in cash and cash equivalents	(1,723)	(2,570)
Cash and cash equivalents, at beginning of period	23,278	32,030
Cash and cash equivalents, at end of period	21,555	29,460
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income Taxes	1	11

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at June 30, 2014 and March 31, 2014, the results of operations for the quarter ended June 30, 2014 and June 30, 2013, and the cash flows for the quarter ended June 30, 2014 and June 30, 2013.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 11, 2014 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2014

	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	($679)	$5,303
Available-for-sale securities
Corporate debt securities	$1,614	$29	$1,643

	June 30, 2014

	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	($217)	$5,765
Available-for-sale securities
Corporate debt securities	$1,614	$82	$1,696

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was no realized gain from the sale of marketable securities during the quarter ended June 30, 2014.

Available-For-Sale Securities
The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.
During the quarter ended June 30, 2014, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at June 30, 2014 was more than 10 years.

3.       Income from Available-For-Sale Securities

For the quarter ended June 30, 2014, the interest income derived from the available-for-sale securities of $31 and the unrealized gain on available-for-sale securities of $53 have been separately presented as non-operating income and other comprehensive loss.

4.       Inventories

	June 30,	March 31,
	2014	2014
Inventories by major categories :
Raw materials	$5,223	$5,198
Work in progress	4,494	4,289
Finished goods	1,191	1,525
	$10,908	$11,012

5.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the years ended March 31, 2014 and 2013 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended June 30, 2014 Compared to Quarter Ended June 30, 2013

Net Sales - The Company’s net sales for the quarter ended June 30, 2014 were $8,924,000, a decrease of $2,196,000, or 19.7%, as compared to the corresponding period in fiscal 2014.  The decrease in sales was mainly related to the decrease in sales of $1,331,000 in our plastic segment and of $865,000 in our electronic and metallic segment.  These represent decreases of 22.9% and 16.3% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a net decrease of $1,416,000 in orders from existing customers, 75% of which representing orders for telephone products, printing and office equipment, and baby cutlery products.   The decrease of net sales in the electronic and metallic segment was largely due to a net decrease in orders of $865,000 from existing customers for professional audio equipment and home entertainment products.

Gross Profit - Gross profit for the quarter ended June 30, 2014 was $865,000, representing a gross profit margin of 9.7%.  This compares with the overall gross profit and gross profit margin of $773,000 or 7.0% for the quarter ended June 30, 2013.

Gross profit in the plastic segment increased by $151,000 to $656,000 or 14.7% of net sales, for the quarter ended June 30, 2014, as compared to $505,000 or 8.7% of net sales, for the quarter ended June 30, 2013.  The increase in gross margin in the plastic segment was mainly attributed to decreases in labor cost resulting from a reduction in headcount, as well as in factory overhead, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment decreased slightly by $59,000 to $209,000, or 4.7% of net sales, for the quarter ended June 30, 2014, as compared to $268,000 or 5.0% of net sales, for the same period of last fiscal year. The decrease in gross margin was mainly attributed to increase in labor cost resulting from more allowances paid, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended June 30, 2014 were $1,953,000, as compared to $2,579,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 21.9% for the quarter ended June 30, 2014, as compared to 23.2% for the same quarter of last fiscal year.

The SG&A expenses in the plastic segment totaled $1,321,000, or 29.5% of net sales, for the quarter ended June 30, 2014, as  compared to $1,651,000, or 28.4% of net sales for the corresponding period in fiscal 2014.  The decrease in SG&A expenses was mainly due to decreases of $43,000 in staff cost and welfare, of $151,000 in director remuneration, of $43,000 in legal and professional fees as well as of $22,000 in utility for the quarter ended June 30, 2014, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment totaled $632,000, or 14.2% of net sales for the quarter ended June 30, 2014, compared to $928,000, or 17.5% of net sales for the corresponding period in fiscal 2014.  The decrease in SG&A expenses was mainly attributed by decreases of $247,000 in staff cost and welfare and of $19,000 in local government taxes and registration charges, as compared with the corresponding quarter in the prior fiscal year.

Other income - Other income was $275,000 for the quarter ended June 30, 2014, as compared to other income of $414,000 for the quarter ended June 30, 2013.

On a segment basis, other income attributable to the plastic segment was $200,000 as compared to other income of $193,000 for the same quarter last year.  The other income for the quarter ended June 30, 2014 was mainly due to an increase of $123,000 in gain from disposal of fixed assets and of $39,000 in reversal of provision for doubtful receivables, offsetting a decrease of $156,000 in exchange gain, as compared to the corresponding year-ago quarter.

Other income attributable to the electronic and metallic segment was $75,000 for the quarter ended June 30, 2014, as compared to other income of $221,000 for the year-ago quarter. The decrease in other income for the quarter ended June 30, 2014 was mainly due to decreases of $57,000 in exchange gain, of $25,000 in materials sales and of $72,000 in gain from disposal of fixed assets, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $813,000 for the quarter ended June 30, 2014, as compared with operating loss of $1,392,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $465,000 or negative 10.49% of net sales in the quarter ended June 30, 2014 compared to an operating loss of $953,000 or negative 16.4% of net sales in the corresponding period of fiscal 2014.   The decrease in operating loss in the plastic division was mainly due to an improvement in gross margin as described above.

Operating loss in the electronic and metallic segment was $348,000, or negative 7.8% of net sales in the quarter ended June 30, 2014 compared to an operating loss of $439,000 or negative 8.3% of net sales in the corresponding period of fiscal 2014.  The decrease in operating loss as a percentage of net sales of the electronic and metallic segment was mainly due to a decrease in SG&A expense as a percentage of net sales as described above.

Non-operating income – Non-operating income was $888,000 for the quarter ended June 30, 2014 as compared to non-operating expense of $250,000 for the year-ago quarter.  The increase of non-operating income is mainly attributable to increases of $938,000 in unrealized gain on revaluation of marketable securities and of $203,000 in rental income, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended June 30, 2014 was comprised of an income tax expense of $27,000 and a deferred tax provision of $34,000, as compared to an income tax expense of $37,000 and a deferred tax provision of $41,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $17,000 and a deferred tax provision of $34,000 in the plastic segment for the quarter ended June 30, 2014, as compared to an income tax expense of $10,000 and a deferred tax provision of $41,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended June 30, 2014 was comprised of an income tax expense of $10,000, as compared to an income tax expense of $27,000 in the corresponding quarter of fiscal 2014.

Net income – The Company had a net income of $14,000 for the quarter ended June 30, 2014 as compared to net loss of $1,720,000 for the quarter ended June 30, 2013.   Net income for the quarter ended June 30, 2014 represented 0.16% of net sales, compared to negative 15.5% of net sales in the same quarter of the prior fiscal year.

Net income for the plastic segment for the quarter ended June 30, 2014 totaled $199,000, as compared to a net loss of $1,210,000 for the corresponding quarter in fiscal 2014.  The increase in net income was mainly due to increases in gross margin and non-operating income for the quarter as described above.

Net loss for the electronic and metallic segment for the quarter ended June 30, 2014 was $185,000, as compared to a net loss of $510,000 for the corresponding quarter in fiscal 2014.  The decrease in net loss of the electronic and metallic segment was primarily the result of lower SG&A expenses and higher non-operating income for the quarter as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of June 30, 2014, the Company had working capital of $50,860,000 as compared to $56,232,000 at June 30, 2013.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of June 30, 2014.

As of June 30, 2014, the Company had cash and cash equivalents of $21,555,000, as compared to $29,460,000 at June 30, 2013.  During the quarter ended June 30, 2014, net cash used in operating activities was $1,022,000.  Net cash provided by investing activities was $102,000, mainly accounted for by proceeds of $262,000 from disposal of fixed assets, offsetting increases of $46,000 in time deposits over three months and $114,000 in purchase of fixed assets during the quarter ended June 30, 2014.   Net cash used in financing activities was comprised mainly of dividends payment for $803,000 in the quarter ended June 30, 2014.

As of June 30, 2014, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

/s/ Edward So
Edward So
Chief Executive Officer

Date: August 22, 2014